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                                                        EXHIBIT 11.1


                  CHESAPEAKE CORPORATION AND SUBSIDIARIES
            COMPUTATION OF NET INCOME PER SHARE OF COMMON STOCK
                for the three years ended December 31, 1996

               (Share amounts in thousands, dollar amounts
                 in millions, except for per share amounts)
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                                                1996     1995       1994
Primary:
  Weighted average number of common shares
    outstanding                                    23,528    23,824     23,569
  Net additions to common shares assuming
    exercise of dilutive options,
    determined by treasury stock method               117       227        206
  Common shares and equivalents                    23,645    24,051     23,775

  Net income                                   $30.1     $93.4      $37.6

  Per share amount                             $1.27     $3.88      $1.58

Fully diluted:
  Common shares and equivalents                    23,645    24,051     23,775
  Net additional common shares
   issuable upon exercise of
   dilutive options, determined
   by treasury stock method using
   year-end market price, if higher
   than average price                                  25         5         28
  Common shares, equivalents and other
      potentially dilutive securities              23,670    24,056     23,803

    Net income for fully diluted
      computation                                   $30.1     $93.4      $37.6

  Per share amount (a)                              $1.27     $3.88      $1.58


NOTE:  (a) Dilution is less than 3%.

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